Filed Pursuant to Rule 424(b)(3)
                                                     Registration No. 333-117182


                             PYR ENERGY CORPORATION
                        18,639,105 Shares of Common Stock



     Selling stockholders of PYR Energy Corporation identified in this prospectus may from time to time offer and sell up to an aggregate of 18,639,105 shares of common stock to the public under this prospectus. We are registering the sales of the shares of common stock offered in this prospectus to satisfy registration rights of the selling stockholders. We are not selling any shares of common stock under this prospectus and will not receive any of the proceeds from the sale of the shares to be sold under this prospectus. All sale proceeds will be received by the selling stockholders.


     The selling stockholders may sell their shares at market prices prevailing at the time of transfer, at prices related to the prevailing market prices or at negotiated prices.


     Our common stock is listed on the American Stock Exchange under the symbol "PYR". On October 1, 2004, the closing sale price of our common stock was $1.24 per share.

     Investing in the common stock involves risks. See "Risk Factors" beginning on page 2 to read about factors you should consider before buying shares of our common stock.


     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.














                The date of this prospectus is October 8, 2004.


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                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

PROSPECTUS SUMMARY.............................................................1

RISK FACTORS...................................................................2

THE COMPANY....................................................................8

RECENT DEVELOPMENTS............................................................9

SELLING STOCKHOLDERS..........................................................12

PLAN OF DISTRIBUTION..........................................................14

LEGAL MATTERS.................................................................15

EXPERTS.......................................................................15

SECURITIES AND EXCHANGE COMMISSION  POSITION ON CERTAIN
    INDEMNIFICATION...........................................................15

WHERE YOU CAN FIND MORE INFORMATION...........................................15

INCORPORATION OF INFORMATION WE FILE WITH THE SEC.............................15

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS  AND
    CAUTIONARY STATEMENTS.....................................................15



     You should rely only on the information in this prospectus or any supplement. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. You should assume that the information in this document is accurate only as of the date of this document.

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                               PROSPECTUS SUMMARY

     The following summary highlights information contained in this prospectus. It may not be complete and may not contain all the information that you should consider before investing in our common stock. You should read this entire prospectus carefully, including the "Risk Factors" section.

The Company                 We are an independent oil and gas exploration
                            company whose strategic focus is the application of advanced seismic imaging and computer aided exploration technologies in the systematic search for commercial hydrocarbon reserves, primarily in the onshore western United States. We attempt to leverage our technical experience and expertise with seismic data to identify exploration and exploitation projects with significant potential economic return. We intend to participate in selected exploration projects as a working interest owner, sharing both risk and rewards with other participants. We do not currently operate any projects in which we own a working interest, although we may operate some projects in the future.
                            We do not have the financial ability to commence exploratory drilling operations without third party participation. We have pursued, and will continue to pursue, exploration opportunities in regions in which we believe significant opportunity for discovery of oil and gas exists. By attempting to reduce drilling risk through seismic technology, we also seek to improve the expected return on investment in our oil and gas exploration projects.

                            We were incorporated in March 1996 in the state of Delaware under the name Mar Ventures Inc. Effective as of August 6, 1997, we purchased all the ownership interests of PYR Energy, LLC, an oil and gas exploration company. On November 12, 1997, we changed our name to PYR Energy Corporation. Effective as of July 2, 2001, we reincorporated in Maryland. In May 2004, we acquired both producing and non-producing oil and gas interests from Venus Exploration, Inc., which was involved in a U.S. federal bankruptcy proceeding at that time.


The Offering                The selling stockholders may sell a total of
                            18,639,105 shares of common stock, consisting of the following: (i) 7,500,000 shares issued to certain selling stockholders in our private offering in May and June, 2004, (ii) 3,945,403 shares held by certain selling stockholders, (iii) 6,518,702 shares into which the principal and interest, currently accrued and accruable, of outstanding convertible promissory notes are convertible, through the notes' maturity date of May 24, 2009, and (iv) 675,000 shares issuable upon the exercise of warrants held by certain selling stockholders.





                            We will not receive any proceeds from the sale of common stock by the selling stockholders.

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Corporate Information       Our offices are located at 1675 Broadway, Suite
                            2450, Denver, Colorado 80202, telephone number (303) 825-3748. Our World Wide Web site address is www.pyrenergy.com. Information contained in our Web site is not incorporated by reference into this prospectus, and you should not consider information contained in our Web site as part of this prospectus.


                                  RISK FACTORS

     The purchase of shares of our common stock involves a high degree of risk. Before purchasing our common stock, you should read this entire prospectus and consider the following factors concerning PYR Energy Corporation in addition to the other information in this prospectus, including our financial statements and related notes, before you purchase any shares of our common stock.

Our business is difficult to evaluate because we have a limited operating history in the oil and gas business.

     Through December 31, 2003, our operations have consisted solely of evaluating geological and geophysical information, acquiring acreage positions, generating exploration prospects, and drilling a limited number of wells on deep oil and gas prospects. During 2004, we and our partners are beginning to undertake drilling activities on some of our properties. We currently have six full-time employees. Our future financial results depend primarily on:


     o    our ability to discover commercial quantities of oil and gas;

     o    the market price for oil and gas;

     o    our ability to continue to generate potential exploration prospects;
          and

     o our ability to fully implement our exploration and development program.

We cannot predict that our future operations will be profitable. In addition, our operating results may vary significantly during any financial period. These variations may be caused by significant periods of time between discovery and development of oil or gas reserves, if any, in commercial quantities.

Our ongoing overhead exceeds our incoming revenue, and our cash resources are not unlimited.

     We need to increase our sources of revenue and/or funding in order to sustain operations for the long run. There is no assurance that this will occur.

We may not discover commercially productive reserves.

     Our future success depends on our ability to economically locate oil and gas reserves in commercial quantities. Except to the extent that we acquire properties containing proved reserves or that we conduct successful exploration and development activities, or both, our proved reserves, if any, will decline as reserves are produced. Our ability to locate reserves is dependent upon a number of factors, including our participation in multiple exploration projects and our technological capability to locate oil and gas in commercial quantities. We cannot predict that we will have the opportunity to participate in projects that economically produce commercial quantities of oil and gas in amounts necessary to meet our business plan or that the projects in which we elect to participate will be successful. There can be no assurance that our planned projects will result in significant reserves or that we will have future success in drilling productive wells at economical reserve replacement costs.

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Exploratory drilling is an uncertain process with many risks, and any future drilling may not be successful.

     Exploratory drilling involves numerous risks, including the risk that we will not find any commercially productive oil or gas reservoirs. The cost of drilling, completing and operating wells is often uncertain, and a number of factors can delay or prevent drilling operations, including:

     o    unexpected drilling conditions;

     o    pressure or irregularities in formations;

     o    equipment failures or accidents;

     o    adverse weather conditions;

     o    compliance with governmental requirements;

     o shortages or delays in the availability of drilling rigs and the delivery of equipment; and

     o    shortages of trained oilfield service personnel.

     Our future drilling activities may not be successful, nor can we be sure that our overall drilling success rate or our drilling success rate for activities within a particular area will not decline. Unsuccessful drilling activities could have a material adverse effect on our results of operations and financial condition. Also, we may not be able to obtain any options or lease rights in potential drilling locations that we identify. Although we have identified a number of potential exploration projects, we cannot be sure that we will ever drill them or that we will produce oil or gas from them or any other potential exploration projects.

Our reserves and future net revenues may differ significantly from our estimates.

     The documents incorporated by reference into this prospectus contain estimates of our reserves and future net revenues. The estimates of reserves and future net earnings are not exact and are based on many variable and uncertain factors; therefore, the estimates may vary substantially depending, in part, on the assumptions made and may be subject to adjustment either up or down in the future. The actual amounts of production, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and gas reserves to be encountered may vary substantially from the estimated amounts. In addition, estimates of reserves also are extremely sensitive to the market prices for oil and gas.

Our exploration and development activities are subject to reservoir and operational risks.

     Even when oil and gas is found in what is believed to be commercial quantities, reservoir risks, which may be heightened in new discoveries, may lead to increased costs and decreased production. These risks include the inability to sustain deliverability at commercially productive levels as a result of decreased reservoir pressures, large amounts of water, or other factors that might be encountered. As a result of these types of risks, most lenders will not loan funds secured by reserves from newly discovered reservoirs, which would have a negative impact on our future liquidity. Operational risks include hazards such as fires, explosions, craterings, blowouts (such as the blowout experienced at our initial exploratory well), uncontrollable flows of oil, gas or well fluids, pollution, releases of toxic gas and encountering formations with abnormal pressures. In addition, we may be liable for environmental damage caused by previous owners of property we own or lease. As a result, we may face substantial liabilities to third parties or

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


governmental entities, which could reduce or eliminate funds available for exploration, development or acquisitions or cause us to incur substantial losses.

     We expect to maintain insurance against some, but not all, of the risks associated with drilling and production in amounts that we believe to be reasonable in accordance with customary industry practices. The occurrence of a significant event, however, that is not fully insured could have a material adverse effect on our financial condition and results of operations.

Our operations require large amounts of capital that we may not be able to obtain.

     Our current development plans will require us to make large capital expenditures for the exploration and development of our oil and gas projects. We must also secure substantial capital to explore and develop our other potential projects. Historically, we have funded our capital expenditures through the issuance of equity. Volatility in the price of our common stock, which may be significantly influenced by our drilling and production activity, may impede our ability to raise money quickly, if at all, through the issuance of equity at acceptable prices. We currently do not have any sources of additional financing. Future cash flows and the availability of financing will be subject to a number of variables, such as:

     o    our success in locating and producing reserves in other projects;

     o    the level of production from existing wells; and

     o    prices of oil and gas.

     Issuing equity securities to satisfy our financing requirements could cause substantial dilution to our existing stockholders. Debt financing, if obtained, could lead to:

     o a substantial portion of our operating cash flow being dedicated to the payment of principal and interest;

     o our being more vulnerable to competitive pressures and economic downturns; and

     o    restrictions on our operations.

     If our revenues were to decrease due to lower oil and gas prices, decreased production or other reasons, and if we could not obtain capital through a credit facility or otherwise, our ability to execute our development plans, obtain and replace reserves, or maintain production levels could be greatly limited.

In developing our exploration projects, we depend heavily on exploration success and subsequent success, neither of which can be assured.

     Our future growth plans rely heavily on discovering reserves and initiating production in the areas of our leasehold interests. This lack of diverse types of business operations subjects us to a high degree of risk.

     Our development plan includes the need to discover reserves and establish commercial production through exploratory drilling and development of our existing properties. We cannot be sure, though, that our planned projects will lead to significant reserves that can be economically extracted or that we will be able to drill productive wells at anticipated finding and development costs. If we are able to record reserves, our reserves will decline as they are depleted, except to the extent that we conduct successful exploration or development activities or acquire other properties containing proved reserves.

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

If we are not able to form industry alliances, our ability to fully implement our business plan could be limited, which could have a material adverse effect on our business.

     We attempt to limit financial exposure on a project-by-project basis by forming industry alliances where our technical expertise can be complemented with the financial resources and operating expertise of more established companies. While entering into these alliances limits our financial exposure, it also limits our potential revenue from successful projects. Industry alliances also have the potential to expose us to uncertainty if our industry partners are acquired or have priorities in areas other than our projects. Despite these risks, we believe that if we are not able to form industry alliances, our ability to fully implement our business plan could be limited, which could have a material adverse effect on our business.

We have limited control over activities on properties we do not operate, which could reduce our production and revenue.

     We focus primarily on creating exploration opportunities and forming industry alliances to develop those opportunities. As a result, we have only a limited ability to exercise control over a significant portion of a project's operations or the associated costs of those operations. The success of a project is dependent upon a number of factors that are outside our areas of expertise and control. These factors include:

     o the availability of leases with favorable terms and the availability of required permitting for projects;

     o the availability of future capital resources to us and the other participants to be used for purchasing leases and drilling wells;

     o the approval of other participants for the purchasing of leases and the drilling of wells on the projects; and

     o the economic conditions at the time of drilling, including the prevailing and anticipated prices for oil and gas.

     Our reliance on other project participants and our limited ability to directly control project costs could have a material adverse effect on our expected rates of return.

Oil and gas prices are volatile and an extended decline in prices could hurt our business prospects.

     Our future profitability and rate of growth and the anticipated carrying value of our oil and gas properties will depend heavily on then prevailing market prices for oil and gas. We expect the markets for oil and gas to continue to be volatile. If we are successful in continuing to establish production, any substantial or extended decline in the price of oil or gas could:

     o    have a material adverse effect on our results of operations;

     o    limit our ability to attract capital;

     o make the formations we are targeting significantly less economically attractive;

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


     o    reduce our cash flow and borrowing capacity; and

     o    reduce the value and the amount of any future reserves.

Various factors beyond our control will affect prices of oil and gas, including:

     o    worldwide and domestic supplies of oil and gas;

     o the ability of the members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls;

     o political instability or armed conflict in oil or gas producing regions;

     o    the price and level of foreign imports;

     o    worldwide economic conditions;

     o    marketability of production;

     o    the level of consumer demand;

     o    the price, availability and acceptance of alternative fuels;

     o    the availability of processing and pipeline capacity;

     o    weather conditions; and

     o    actions of federal, state, local and foreign authorities.

     These external factors and the volatile nature of the energy markets make it difficult to estimate future prices of oil and gas. In addition, sales of oil and gas are seasonal in nature, leading to substantial differences in cash flow at various times throughout the year.

Accounting rules may require write-downs.

     Under full cost accounting rules, capitalized costs of proved oil and gas properties may not exceed the present value of estimated future net revenues from proved reserves, discounted at 10%. Application of the ceiling test generally requires pricing future revenue at the unescalated prices in effect as of the end of each fiscal quarter and requires a write-down for accounting purposes if the ceiling is exceeded. If a write-down is required, it would result in a charge to earnings, but would not impact cash flow from operating activities. Once incurred, a write-down of oil and gas properties is not reversible at a later date.

We face risks related to title to the leases we enter into that may result in additional costs and affect our operating results.

     It is customary in the oil and gas industry to acquire a leasehold interest in a property based upon a preliminary title investigation. In many instances, our partners have acquired rights to the prospective acreage and we have a contractual right to have our interests in that acreage assigned to us. In some cases, we are in the process of having those interests so assigned. If the title to the leases acquired is defective, or title to the leases one of our partners acquires for our benefit is defective, we could lose the money already spent on

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


acquisition and development, or incur substantial costs to cure the title defect, including any necessary litigation. If a title defect cannot be cured or if one of our partners does not assign to us our interest in a lease acquired for our benefit, we will not have the right to participate in the development of or production from the leased properties. In addition, it is possible that the terms of our oil and gas leases may be interpreted differently depending on the state in which the property is located. For instance, royalty calculations can be substantially different from state to state, depending on each state's interpretation of lease language concerning the costs of production. We cannot guarantee that there will be no litigation concerning the proper interpretation of the terms of our leases. Adverse decisions in any litigation of this kind could result in material costs or the loss of one or more leases.

Competition in the oil and gas industry is intense, which may adversely affect our ability to succeed.

     We compete in oil and gas exploration with a number of other companies. Many of these competitors have financial and technological resources vastly exceeding those available to us. We cannot be sure that we will be successful in acquiring and developing profitable properties in the face of this competition. In addition, from time to time, there may be competition for, and shortage of, exploration, drilling and production equipment. These shortages could lead to an increase in costs and delays in operations that could have a material adverse effect on our business and our ability to develop our properties. Problems of this nature also could prevent us from producing any oil and gas we discover at the rate we desire to do so.

Technological changes could put us at a competitive disadvantage.

     The oil and gas industry is characterized by rapid and significant technological advancements and introductions of new products and services using new technologies. As new technologies develop, we may be placed at a competitive disadvantage, and competitive pressures may force us to implement those new technologies at a substantial cost. If other oil and gas exploration and development companies implement new technologies before we do, those companies may be able to provide enhanced capabilities and superior quality compared with what we are able to provide. We may not be able to respond to these competitive pressures and implement new technologies on a timely basis or at an acceptable cost. If we are unable to utilize the most advanced commercially available technologies, our business could be materially and adversely affected.

Our industry is heavily regulated, which increases the cost of doing business.

     Federal, state and local authorities extensively regulate the oil and gas industry. Legislation and regulations affecting the industry are under constant review for amendment or expansion, raising the possibility of changes that may affect, among other things, the pricing or marketing of oil and gas production. State and local authorities regulate various aspects of oil and gas drilling and production activities, including the drilling of wells (through permit and bonding requirements), the spacing of wells, the unitization or pooling of oil and gas properties, environmental matters, safety standards, the sharing of markets, production limitations, plugging and abandonment, and restoration. The overall regulatory burden on the industry increases the cost of doing business, which, in turn, decreases profitability.

We are subject to complex environmental regulations that could adversely affect the cost, manner or feasibility of doing business.

     Our operations are subject to complex and constantly changing environmental laws and regulations adopted by federal, state and local governmental authorities. New laws or regulations, or changes to current requirements, could have a material adverse effect on our business. We will continue to be subject to uncertainty associated with new regulatory interpretations and inconsistent interpretations between state and federal agencies. We could face significant

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liabilities to the government and third parties for discharges of oil, natural gas, produced water or other pollutants into the air, soil or water, and we could have to spend substantial amounts on investigations, litigation and remediation. We cannot be sure that existing environmental laws or regulations, as currently interpreted or enforced, or as they may be interpreted, enforced or altered in the future, will not have a material adverse effect on our results of operations and financial condition.

Our business depends on transportation facilities, which are owned by others and which we cannot control.

     The marketability of our anticipated gas production depends in part on the availability, proximity and capacity of pipeline systems owned or operated by third parties. Federal and state regulation of oil and gas production and transportation, tax and energy policies, changes in supply and demand and general economic conditions could adversely affect our ability to produce, gather and transport oil and natural gas.

Failure to continue to grow our business could have a material adverse effect on our business.

     Because of our small size, we desire to grow rapidly in order to achieve certain economies of scale. Although there is no assurance that this rapid growth will occur, to the extent that it does occur, it will place a significant strain on our financial, technical, operational and administrative resources. As we increase our services and enlarge the number of projects we are evaluating or in which we are participating, there will be additional demands on our financial, technical and administrative resources. The failure to continue to upgrade our technical, administrative, operating and financial control systems or the occurrence of unexpected expansion difficulties, including the recruitment and retention of geoscientists and engineers, could have a material adverse effect on our business, financial condition and results of operations.

We depend on a limited number of key personnel who would be difficult to replace.

     We are highly dependent on the services of D. Scott Singdahlsen, our President and Chief Executive Officer, and our other geological, geophysical and land staff members. The loss of the services of any of these persons could hurt our business. We do not have an employment contract with, or key man insurance covering, Mr. Singdahlsen or any other employee.

There is limited liquidity in our shares, and the prices of our stock are highly volatile.

     There is a limited market for our shares, and an investor cannot expect to liquidate his investment regardless of the necessity of doing so. The prices of our shares are also highly volatile, which makes investment in our common stock more risky. We cannot assure you that an active trading market, if any, will be sustained. In addition, there is no assurance that an investor will be able to borrow funds using our shares as collateral.

                                   THE COMPANY

     The Company, which was formed in Delaware in March 1996, and reincorporated in the State of Maryland on July 2, 2001, explores for, develops, produces and sells natural gas and crude oil. We concentrate our activities in areas in which we believe we have accumulated detailed geologic knowledge and developed significant management experience. Current areas of our exploration and development focus include the Rocky Mountain region, including the Wyoming Overthrust in southwestern Wyoming, southeast Alberta, Canada, the Rogers Pass project in northwestern Montana, the Tortuga Grande Prospect in Smith County,

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Texas, and the Nome and Madison Prospects in Jefferson County, Texas. We also have undeveloped leasehold acreage in the San Joaquin Basin of central California, and we are evaluating the possibility of additional activity in other areas.

     Our common stock is traded on the American Stock Exchange under the ticker symbol "PYR". On October 1, 2004, the last sale price was $1.24 per share of common stock. Our corporate office is located at 1675 Broadway, Suite 2450, Denver, Colorado 80202. Our telephone number is (303) 825-3748, and our fax number is (303) 825-3768.


                               RECENT DEVELOPMENTS

Wyoming Overthrust Prospects:

     In December 2003, we entered into an agreement with two private oil and gas exploration companies covering two of our exploration projects in the Overthrust of southwestern Wyoming.

     The first agreement relates to the Mallard Prospect, which is located adjacent to the south end of the Whitney Canyon - Carter Creek field. The agreement requires the participants to drill the initial test well at the Mallard Prospect to earn part of our acreage position within our Greater Duck area of mutual interest, or AMI. We currently control 4,160 net leasehold acres within the Greater Duck AMI. The partners have paid us approximately $450,000 in prospect fees and pro-rata development costs. The Mallard well started drilling in mid-July and as of October 4, 2004 is drilling ahead at approximately
10,800 feet measured depth. Immediate casing has been set to 9,735 feet in the Thaynes Formation. We are participating with a 5% working interest in the drilling of Mallard, and will be carried to casing point, at an estimated total depth of 15,500 feet, for an additional 23.75% working interest. After casing point, we will have a 28.75% working interest in the initial test well and all subsequent wells in the prospect.

     The second agreement relates to the Cumberland Prospect. We believe the Cumberland prospect is on trend with previously drilled and produced Nugget productive fields, and also is located in the Overthrust of Southwestern Wyoming, approximately 5 miles northeast of the Ryckman Creek field.

     It is currently anticipated that the test well for the Cumberland Prospect will be commenced in mid to late October 2004, contingent on rig availability. The partners paid us $186,016 in prospect fees and pro-rata development costs. An additional $86,004 will be paid upon the well reaching casing point. We will participate with a 10% working interest in the drilling, and will be carried for an additional 22.5% working interest to casing point in the initial test well. After casing point, we will have a 32.5% working interest in the initial well and all subsequent wells in the Prospect. The anticipated total depth of the well is estimated to be 10,600 feet. We control 6,233 net leasehold acres within the Cumberland area of mutual interest.

     We have recently leased approximately 1,820 net acres, covering the majority of the abandoned Ryckman Creek field, in the Overthrust of southwestern Wyoming. Ryckman Creek, located 5 miles southwest of our Cumberland prospect, was discovered in 1975 and produced approximately 250 Bcfe prior to abandonment. We believe that significant remaining recoverable gas reserves were stranded in Ryckman Creek upon abandonment. We are currently analyzing production and geologic data to determine potential reserves in multiple zones, including the Twin Creek, Nugget, and Thaynes Formations, in the field. It is anticipated that a well may be drilled at Ryckman Creek late in 2004, and based on our analysis, we may decide to sell down part of our 100% working interest in the project.

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Montana Foothills Project:

     In March 2004, we signed an Exploration Option Agreement with a subsidiary of Suncor Energy, Incorporated, covering our Rogers Pass exploration project in the Foothills of west-central Montana. We currently control approximately 241,800 gross and 226,300 net leasehold acres in the Rogers Pass project. Within the Rogers Pass acreage block, we have undertaken extensive seismic analysis and geological study, resulting in the identification of multiple untested, prospective structures. Historically, only one well has been drilled within the acreage block: the Unocal #1-B30, drilled in 1989 to a depth of 17,817 feet, which was plugged and abandoned after testing.

     Pursuant to our agreement with the subsidiary of Suncor Energy, Suncor Energy Natural Gas America, Inc. ("SENGAI"), SENGAI initially paid us a $500,000 option fee for a technical evaluation period of up to three months. Subsequently SENGAI paid us $750,000 to exercise its option to drill an initial test well at Rogers Pass. It is anticipated that the initial test well will be commenced prior to December 31, 2004. SENGAI will bear 100% of the costs of the well, to a depth sufficient to evaluate the Mississippian, to earn a 100% working interest in 100,000 acres of the project area. SENGAI will have the option to pay a second prospect fee of $1,250,000 and drill a second test well, to be spud by December 31, 2005. By paying this second prospect fee and bearing 100% of the costs of the second well, SENGAI will earn a 100% working interest in the remaining acreage within the project area. We will retain a 12.5% overriding royalty interest, subject to amortized recovery of gas plant and certain transportation costs, covering all earned acreage within the Rogers Pass project area.

Interests Acquired from Venus Exploration, Inc.:

     As part of our acquisition of oil and gas interests from Venus Exploration, Inc. ("Venus"), Venus retained a net profits interest payable to the Venus Exploration Trust. The net profits interest, which applies only to the exploration and exploitation projects on the acquired Venus acreage, varies from 25% to 50% with respect to different Venus exploration and exploitation project areas, and decreases by one-half of its original amount after a total of $3,300,000 has been paid to the Trust.

     Oil and gas interests acquired from Venus include producing oil and gas properties, exploitation drilling projects, and exploration acreage. Producing assets include both operated and non-operated properties. Current net production from the acquired properties is approximately 980 Mcfe per day, with estimated 'total proved' reserves of 4.784 Bcfe. Proved developed producing reserves are estimated to be 2.025 Bcfe, while the proved developed non-producing reserves are estimated at 1.761 Bcfe. Proved undeveloped reserves are estimated to be
0.998 Bcfe. Present value, discounted at 10%, is $6,941,000 for total proved reserves and $3,089,000 for proved developed producing reserves.

     In Texas, we have interests in three projects recently acquired from Venus. The test wells in these three projects are currently at total depth, and are being production tested, and evaluated. The three wells currently engaged in operations are subject to a 50% net profits interest payable to the Venus Exploration Trust.

     The Tortuga Grande prospect, located in east Texas, is a re-entry of an existing well, drilled on a large turtle structure, to test the productivity of the Cotton Valley Sand section at depths ranging from 13,000 to 14,500 feet. Drilled originally in 1984 for deeper targets, the Brady #1 is the only deep well on the structure and had shows in the Cotton Valley Sand but was never fracture stimulated. Log analysis of the re-entry in which we are currently involved indicates that the well contains approximately 322 feet of potential pay greater than 8% porosity. Multiple Cotton Valley Sand sections have been fracture treated, and as of October 4, 2004 the partners are evaluating production test data. Should the fracture treatment prove successful, we believe that multiple additional development locations would be available to us. We have a 10% carry through the tanks with an additional 10% working interest, after well payout, on the initial test well. In all additional locations within the Tortuga Grande area of mutual interest, we will participate with a cost bearing 20% working interest. We currently control approximately 5,600 net leasehold acres within the project.

     The Nome Field was discovered in 1994, and our interpretation of subsequently acquired 3D seismic over the field indicates the presence of numerous undeveloped fault blocks. Multiple structural closures and associated bright spot locations have been identified at Nome based on the 3D seismic, and we own a 1.5% overriding royalty interest with an additional 8.33% working interest, after project payout, in the project. Production from the upper Yegua was initiated in late May 2004, and as of September 22, 2004 well production had stabilized at rates in excess of 11 MMcf/d with approximately 700 barrels of oil per day. We and our partners control approximately 4,200 acres of gross leasehold acres in the project. We also own additional acreage in the Cotton Creek prospect, located adjacent to the Nome project.

     The Madison prospect, located in the northern part of the Constitution Field, is an exploitation project to test multiple sand intervals within the expanded Yegua section, downthrown to a major growth fault. The prospect involves sidetracking an existing cased hole updip to test multiple sand targets at a location offsetting, but significantly high to Doyle sand production from the Texaco #1 Doyle well within the field. The location is also offset to the Texaco #1 Sanders Gas Unit well which tested the Doyle sand interval at a rate of 1,176 Bcp/d and 2.7 MMcf/d with no water. This well was subsequently junked and abandoned in the Doyle interval and never produced from the zone. The Sanders Gas Unit location represents a proved undeveloped location for Doyle sand, 183 feet structurally high to the equivalent produced zone in the Texaco Doyle #1 well. The current well has been drilled to total depth, production casing has been run, and as of September 22, 2004, the well was producing at restricted rates of approximately 1.6 MMcf/d with 450 barrels of oil per day. We own a 0.5% overriding royalty interest that converts to a 12.5% working interest in the project after payout of the initial test well.


Southeast Alberta Shallow Gas Redevelopment Project:

     We have entered into two joint ventures, the Atlas Joint Venture and the Blue River Joint Venture, to redevelop shallow gas reserves in southeastern Alberta, Canada. Southeastern Alberta has been the site of significant shallow gas development drilling and production over the last two decades. Numerous sandstone reservoirs (including Milk River, Belly River, Medicine Hat, Bow Island, Glauconite, and Viking), generally shallower than 4,000 feet, have produced in excess of 10 tcf of natural gas. We have undertaken geologic and engineering studies of the region, and believe that many wellbores in the region were prematurely suspended and/or abandoned due to water coning and production. These premature well abandonments suggest that significant additional reserves may remain in a number of shallow gas reservoirs in local areas within the Southeastern Alberta.

     Reworking of existing prematurely abandoned wellbores can potentially result in increased production rates and capture of incremental reserves if water coning can be reversed and surface water disposal can be mitigated. To this end, the partners in the Atlas Joint Venture have entered into Exclusive Supply Agreements with a down hole water disposal tool design and manufacturing company to supply separation and disposal tools for use in Canada. These tools are intended to gravity separate gas and water in the wellbore, reverse the flow of water, and inject the water into a disposal zone below the existing production interval. In this manner, existing wells with water production issues can potentially have increased gas productivity due to the lack of water coning and lifting. These down hole disposal tools also remove the issues related to surface handling and disposal of produced fluids.

     We own a 5% working interest in the Atlas Joint Venture, which has identified multiple potential re-entry and redevelopment opportunities for which the Joint Venture intends to acquire the right to participate. The first well has been re-entered, re-perforated, and completed in the upper Bow Island sand. The well is currently producing into a sales line during long term testing. An offset wellbore is currently being permitted for re-entry based on results from the initial well. A number of other prospects are being leased and permitted at this time.

     We also own a 25% working interest in the Blue River Joint Venture, which intends to operate in different areas of southeastern Alberta. Initial investigation indicates multiple wells that exhibit an appropriate production type decline curve, potential disposal interval, and gas reservoir. We are currently undertaking detailed geologic and production analysis to refine certain areas, for which the Joint Venture will undertake to acquire and develop prospects for recompletion or drilling.


                              SELLING STOCKHOLDERS

     The table below sets forth the names of each selling stockholder, the number of shares of common stock owned by each selling stockholder before the offering and the number of shares of common stock to be offered by each selling stockholder. This prospectus relates to a total of 18,639,105 shares of common stock, including (i) 675,000 shares that may be acquired upon exercise of warrants and (ii) 6,518,702 shares that may be acquired upon conversion of convertible promissory notes.

                                                                                Number Of Shares       Percentage Of
                                        Number of Shares     Number Of Shares      Owned After      Shares Owned After
              Name                    Owned Before Offering    To Be Offered       Offering(1)          Offering(1)
----------------------------------------------------------------------------------------------------------------------
Crestview Capital Master, L.L.C.           2,627,000(2)          2,627,000             0                    0

Ironman Energy Capital, L.P.               1,500,000(2)          1,500,000             0                    0

BFS US Special Opportunities Trust           917,500(2)            917,500             0                    0
PLC

Renaissance US Growth Investment             917,500(2)            917,500             0                    0
Trust PLC

Salt Run Capital, Inc.                       918,000(2)            918,000             0                    0

James W. Gorman                              300,000(2)            300,000             0                    0

Joe Sam Robinson, Jr.                        125,000(2)            125,000             0                    0


                                       12


                                                                                Number Of Shares       Percentage Of
                                        Number of Shares     Number Of Shares      Owned After      Shares Owned After
              Name                    Owned Before Offering    To Be Offered       Offering(1)          Offering(1)
----------------------------------------------------------------------------------------------------------------------

Orrie Lee Tawes                               46,000(2)             46,000             0                    0

John C. Thompson                              46,000(2)             46,000             0                    0

U.S. Trust Company, N.A., Trustee             46,000(2)             46,000             0                    0
for Charles Knowles Jr., IRA

Bruce E. Lazier                               37,000(2)             37,000             0                    0

Martin Oring                                  20,000(2)             20,000             0                    0


Black Bear Offshore Master Fund,        6,486,816(3)(4)          6,486,816             0                    0
L.P.

Black Bear Fund I, L.P.                 3,312,798(3)(5)          3,312,798             0                    0

Black Bear Fund II, LLC                   353,088(3)(6)            353,088             0                    0


Westport Petroleum Inc.                      411,403(7)            411,403             0                    0

Stonington Corporation                       575,000(8)            575,000             0                    0


TOTAL SHARES OFFERED                         18,639,105         18,639,105             0                    0
----------------------------------------------------------------------------------------------------------------------


(1) The Number of Shares Owned After Offering and Percentage Of Shares Owned After Offering assume that all shares offered in this prospectus are actually sold.

(2) These are shares of common stock purchased in our private offering of an aggregate of 7,500,000 shares of our common stock.

(3) These shares are beneficially owned by Eastbourne Capital Management, L.L.C., a registered investment advisor that currently holds over 10% of our equity securities, by Richard Jon Barry, Manager of Eastbourne, and by the following companies to which Eastbourne is investment advisor: Black Bear Offshore Master Fund, L.P., a Cayman Islands limited partnership, Black Bear Fund I, L.P., a California limited partnership, and Black Bear Fund II, L.L.C., a California limited liability company. When aggregated, these shares consist of (i) 3,634,000 currently issued and outstanding shares and (ii) 6,518,702 shares into which the principal and interest accrued as of May 31, 2004 and accruable through maturity on May 24, 2009 on the convertible promissory notes held by Black Bear Offshore Master Fund, L.P., Black Bear Fund I, L.P. and Black Bear Fund II, LLC are convertible. The notes provide, among other things, that the number of shares of common stock that may be acquired by the noteholders upon any conversion of the notes shall be limited to the extent necessary to ensure that, following exercise, the total number of shares of common stock then beneficially owned by a noteholder and its affiliates and any other persons whose beneficial ownership of common stock would be aggregated with the beneficial ownership of the noteholders for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, does not exceed 9.999% of the total number of issued and outstanding shares of common stock (including for such purposes the shares issuable upon conversion of the notes). By written notice to the Company at least 60 days prior to the effective date of the subject of the notice, the noteholder may waive the provisions limiting conversion or increase or decrease the limiting percentage to any other percentage specified in the notice.

(4) These shares consist of (i) 2,317,019 currently issued and outstanding shares and (ii) 4,169,797 shares into which the principal and interest accrued as of May 31, 2004 and accruable through maturity on May 24, 2009 on the convertible promissory note held by Black Bear Offshore Master Fund, L.P. are convertible.

(5) These shares consist of (i) 1,190,310 currently issued and outstanding shares and (ii) 2,122,488 shares into which the principal and interest accrued as of May 31, 2004 and accruable through maturity on May 24, 2009 on the convertible promissory note held by Black Bear Fund II, LLC are convertible.

(6) These shares consist of (i) 126,671 currently issued and outstanding shares and (ii) 226,417 shares into which the principal and interest accrued as of May 31, 2004 and accruable through maturity on May 24, 2009 on the convertible promissoty note held by Black Bear Fund I, L.P. are convertible.

(7) These shares consist of (i) 311,403 currently issued and outstanding shares and (ii) 100,000 shares issuable upon exercise of warrants to purchase shares of common stock . We granted a warrant to purchase 100,000 shares of our common stock at an exercise price of $0.65 per share to Westport Petroleum Inc. in connection with a joint venture agreement with Westport dated December 1, 2003 to redevelop shallow gas reserves in southeastern Alberta. This warrant expires on December 1, 2006.

(8) These shares consist of 575,000 shares issuable upon exercise of warrants to purchase shares of common stock. We granted a warrant to purchase 200,000 shares of our common stock at an exercise price of $1.48 per share to Stonington Corporation, a broker-dealer registered with the National Association of Securities Dealers, as partial payment for financial advisory services performed in connection with an undertaking to raise project financing for the exploration and development of our properties. This warrant expires on May 9, 2007. We also granted (i) a warrant to purchase 225,000 shares of our common stock at an exercise price of $1.30 per share and (ii) a warrant to purchase 150,000 shares of our common stock at an exercise price of $1.24 per share to Stonington Corporation in partial payment of a commission for financial advisory services performed in connection with the private placement of our common stock in May and June, 2004. These warrants expire on May 5, 2009 and June 11, 2009, respectively.


                              PLAN OF DISTRIBUTION

     We are registering the sale or other transfer of up to 18,639,105 shares of our common stock on behalf of the selling stockholders. We will bear all fees and expenses incident to the registration of these shares. We will not receive any of the proceeds from the sale of these shares.

     The selling stockholders, or their donees, pledgees, transferees or other successors in interest, may choose to sell their shares from time to time on any national securities exchange or quotation service, in the over-the-counter market, or through the writing of options, at market prices prevailing at the time of the sale, at prices related to the then prevailing market prices, in privately negotiated transactions or through a combination of these methods.

     The selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares in the course of hedging in positions they assume. The selling stockholders also may sell shares short and deliver shares to close out short positions, or loan or pledge shares to broker-dealers that in turn may sell the shares.

     If the selling stockholders effect any such transactions by selling shares to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of shares from whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved).

     The selling stockholders and any broker-dealers who act in connection with the sale of their shares of our common stock under this prospectus may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933 and any commissions received by them and profit on any resale of their shares of our common stock as principals might be deemed to be underwriting discounts and commissions under the Securities Act. We have agreed to indemnify the selling stockholders and any such brokers against certain liabilities, including liabilities under the Securities Act as underwriters or otherwise.

     The selling stockholders and any other person participating in the distribution will be subject to applicable provisions of the Securities Exchange Act and the rules and regulations under the Securities Exchange Act, including, without limitation, Regulation M of the Securities Exchange Act, which may limit the timing of purchases and sales of any of the offered securities by the selling stockholders and any other relevant person. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the offered securities to engage in market-making activities with respect to the particular shares being distributed. All of the above may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities with respect to the shares.

                                  LEGAL MATTERS

     Patton Boggs LLP, Denver, Colorado, has acted as our counsel in connection with this offering, including the validity of the issuance of the securities offered under this prospectus. Attorneys employed by that law firm beneficially own approximately 34,000 shares of our common stock.

                                     EXPERTS

     The financial statements of PYR Energy Corporation appearing in our Annual Report on Form 10-K for the fiscal year ended August 31, 2003 have been audited by Wheeler Wasoff, P.C., independent auditors, as set forth in their report included in the Annual Report and incorporated in this prospectus by reference. The Historical Summaries of Revenues and Direct Operating Expenses of the Properties Acquired in May 2004 by PYR Energy Corporation for the year ended August 31, 2003 appearing in our Form 8-K/A (Amendment No. 1), filed with the

Securities and Exchange Commission on July 2, 2004 have been audited by Hein & Associates LLP, independent auditors, as set forth in their report included in that Form 8-K/A and incorporated in this prospectus by reference. The foregoing financial statements are incorporated in this prospectus by reference in reliance upon the reports of the independent auditors and upon the authority of those firms as experts in auditing and accounting.

                       SECURITIES AND EXCHANGE COMMISSION
                       POSITION ON CERTAIN INDEMNIFICATION

     The General Corporation Law of the State of Maryland (the "Maryland Code") provides for mandatory indemnification against reasonable expenses incurred by directors and officers of a corporation in connection with an action, suit or proceeding brought by reason of their position as a director or officer if they are successful, on the merits or otherwise, in defense of the proceeding. The Maryland Code also allows a corporation to indemnify directors or officers in such proceedings if the director or officer acted in good faith, in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in the case of a criminal proceeding, he had no reasonable cause to believe that his conduct was unlawful.

     The Maryland Code permits a corporation to expand the rights to indemnification by a provision in its bylaws, by an agreement, by resolution of stockholders or directors not involved in the proceeding, or otherwise. However, a corporation may not indemnify a director or officer if the proceeding was one by or on behalf of the corporation and in the proceeding the director or officer is adjudged to be liable to the corporation. Our Bylaws provide that we are required to indemnify our directors and officers to the fullest extent permitted by law, including those circumstances in which indemnification would otherwise be discretionary.

     In addition to the general indemnification described above, we have adopted, in our articles of incorporation, a provision under the Maryland Code that eliminates and limits certain personal liability of directors and officers for monetary damages for breaches of the fiduciary duty of care.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                       WHERE YOU CAN FIND MORE INFORMATION

     This prospectus constitutes a part of a registration statement on Form S-3 we filed with the SEC under the Securities Act. This prospectus does not contain all the information set forth in the registration statement and exhibits thereto, and statements included in this prospectus as to the content of any contract or other document referred to are not necessarily complete. For further information, please review the registration statement and the exhibits and schedules filed with the registration statement.

     In each instance where a statement contained in this prospectus regards the contents of any contract or other document filed as an exhibit to the registration statement, you shall review the copy of that contract or other document filed as an exhibit to the registration statement for complete information. Those statements are qualified in all respects by this reference.

     We are subject to the informational requirements of the Securities Exchange Act, and we file reports, proxy statements and other information with the SEC in accordance with the Securities Exchange Act. These reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, these materials filed electronically by the Company with the SEC are available at the SEC's World Wide Web site at http://www.sec.gov. The SEC's World Wide Web site contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Information about the operation of the SEC's public reference facilities may be obtained by calling the SEC at 1-800-SEC-0330.

                INCORPORATION OF INFORMATION WE FILE WITH THE SEC

     The SEC allows us to "incorporate by reference" the information we file with them, which means: incorporated documents are considered part of this prospectus; we can disclose important information to you by referring to those documents; and information we file with the Securities and Exchange Commission will automatically update and supersede this incorporated information.

     We incorporate by reference the documents listed below, which were filed with the SEC under the Securities Exchange Act:

     o    Our Annual Report on Form 10-K for the year ended August 31, 2003;

     o Our Quarterly Reports on Form 10-QSB for the quarters ended November 30, 2003, February 29, 2004 and May 31, 2004;

     o Our Current Reports on Form 8-K reporting events occurring on each of December 11, 2003, December 15, 2003, January 14, 2004, January 20, 2004, March 17, 2004, April 5, 2004, April 15, 2004, May 6, 2004, May
          12, 2004, July 2, 2004, July 16, 2004, July 19, 2004, September 9,
          2004 and September 22, 2004;

     o Our Proxy Statement dated May 7, 2004 concerning our Annual Meeting of Stockholders held on June 11, 2004;

     o Any documents filed under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act subsequent to the date of this prospectus and prior to the termination of the offering made under this prospectus; and

     o The description of our common stock contained in our Form 8-A filed with the SEC on December 7, 1999.

     We will provide without charge to each person to whom a copy of this prospectus has been delivered, upon request, a copy of any or all of the documents referred to above that have been or may be incorporated in this prospectus by reference. Requests for copies should be directed to D. Scott Singdahlsen, President, PYR Energy Corporation, 1675 Broadway, Suite 2450, Denver, Colorado 80202, telephone (303) 825-3748.

                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
                            AND CAUTIONARY STATEMENTS

     This prospectus and the documents incorporated into this prospectus by reference include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical fact included in or incorporated into this prospectus regarding our financial position, business strategy, plans and objectives of our management for future operations and capital expenditures are forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements and the assumptions upon which the forward-looking statements are based are reasonable, we can give no assurance that those expectations and assumptions will prove to have been correct. Additional statements concerning important factors that could cause actual results to differ materially from our expectations ("Cautionary Statements") are disclosed in the "Risk Factors" section and elsewhere in this prospectus and the documents incorporated into this prospectus by reference. All written and oral forward-looking statements attributable to us or persons acting on our behalf subsequent to the date of this prospectus are expressly qualified in their entirety by the Cautionary Statements.

     Our intentions and expectations described in this prospectus and the documents incorporated into this prospectus by reference with respect to possible exploration and other testing activities concerning properties in which we hold interests may be deemed to be forward-looking statements. These statements are made based on management's current assessment of the exploratory merits of the particular property in light of the geological information available at the time and based on our relative interest in the property and our estimate of our share of the exploration costs. Subsequently obtained information concerning the merits of any property as well as changes in estimated exploration cost and ownership interests may result in revisions to management's expectations and intentions and thus we may delete one or more of these intended exploration activities. Further, circumstances beyond our control may cause such prospects to be eliminated from further consideration as exploration prospects. Actual results could differ materially from these forward-looking statements as a result of, among other things:

     o failure to obtain, or a decline in, oil or gas production, or a decline in oil or gas prices;

     o    incorrect estimates of required capital expenditures;

     o increases in the cost of drilling, completion and gas collection or other costs of production and operations;

     o    an inability to meet growth projections; and

     o other risk factors set forth under "Risk Factors" in this prospectus. In addition, the words "believe", "may", "could", "will", "when", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions, as they relate to PYR Energy, our business or our management, are intended to identify forward-looking statements.